Did you know in America… the skin care industry generates $15 billion dollars per year…the pharmaceutical industry… $1.2 trillion dollars per year.

Millions of Americans are looking for effective and innovative ways to care for their skin and their health.

And that is why… Innovatly was born.

Innovatly will use state-of-the art technologies to redefine how ingredients are delivered…and develop medical and dermocosmetic products adapted for the 21st century.

You see…we intend to reinvent skin care. How? By providing a product line that delivers the active ingredients faster and with scientific and clinically proven results.

Fast dissolving microneedles will change long beauty routines by using an easy-to-apply process.

Moving towards the future…we intend to revolutionize how medicines are used…with technologies like microneedles. Helping us to reach the most vulnerable populations, remote locations…where we can meet their needs with our innovative products.

To achieve this goal, we have a solid team that knows the science and the needs of the market.

Innovatly's ethics and unwavering commitment… is to every person…to the planet, and is reflected in the guidelines under which we develop our products.

Creating a positive social and ecological impact… is our banner.

Join the Innovatly era, because the future starts today!